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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 1-11867

                           NOTIFICATION OF LATE FILING

(Check One          [X] FORM 10-K and Form 10-KSB       [ ] FORM 20-F
                    [ ] FORM 11-K
                    [ ] FORM 10-Q and Form 10-QSB       [ ] FORM N-SAR

For Period Ended:  December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  ____________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relatNot Applicable

                         Part 1. Registrant Information

Full name of registrant:                     National Propane Partners, L.P.
Former name if applicable:                   Not Applicable
Address of principal executive
office (street and number):                  200 First Street, SE, Alliant Tower, Suite 1700
City, State, and Zip Code:                   Cedar Rapids, IA 52401-1409

                        Part II. Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).






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[ ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K and Form10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Annual Report on Form 10-K (the
"Form 10-K") for the year ended December 31, 1998 could not be completed by the prescribed filing date of March 31, 1999 without unreasonable effort or expense as a result of the following:

     National Propane Corporation, the Managing General Partner of the Registrant, is currently engaged in negotiations with an independent third party (the "Purchaser") to execute a definitive agreement (the "Agreement") whereby the Purchaser will acquire all, or substantially all, of the ownership interests of the Registrant including substantially all of the Managing General Partner's ownership interests in the Registrant (the "Partnership Sale"). In addition, the Registrant was not in compliance with a covenant under its bank credit facility at December 31, 1998 and is forecasting non-compliance with the same covenant as of March 31, 1999. The Registrant has received an unconditional waiver of such non-compliance from the credit facility lenders with respect to the non-compliance at December 31, 1998 and a conditional waiver with respect to future covenant non-compliance through August 31, 1999. A number of the conditions to the waiver are directly related to the Partnership Sale. As such, the Registrant's disclosures could be materially different upon execution of the Agreement. In addition, certain key personnel of the Registrant integral to the completion of the Form 10-K are also integral to the completion of the Agreement and, as such, these key personnel have been required to expend a significant amount of time completing the agreement and have been unable to devote the necessary time to the completion of the Form 10-K.

     If the Agreement is executed prior to April 15, 1999 the Registrant's disclosures within its Form 10-K will be reflective of this Agreement.

     Due to the above factors, the Registrant has been unable to finalize its Annual Report on Form 10-K for the year ended December 31, 1998 without unreasonable effort or expense.

     For the above-stated reasons, the preparation of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, including the audited consolidated




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financial statements to be included therein, could not be completed by the prescribed filing date of March 31, 1999 without unreasonable effort or expense.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          R. Brooks Sherman              319                  365-1550
            (Name)                    (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes        [ ] No

          See Annex A

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         National Propane Partners, L.P.
                     --------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999          By: /s/  R. Brooks Sherman
                                  ______________________
                                  R. Brooks Sherman
                                  Vice President and
                                  Chief Financial Officer







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                                                                         ANNEX A

For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Registrant for the year ended December 31, 1998 have not been completed. The Registrant, however, expects to report in its Annual Report on Form 10-K for the year ended December 31, 1998, revenues of approximately $134.0 million, operating income of approximately $6.2 million and a net loss of approximately $1.5 million compared with revenues of $165.2 million, operating income of $9.8 million and net income of $3.8 million in the year ended December 31, 1997. The decrease in revenues in 1998 compared to 1997 is due primarily to decreased selling prices ($20.6 million) as a result of lower product costs and propane sales volume decreases ($10.9 million) principally as a result of warmer weather in 1998 compared to 1997. Operating income declined principally due to the lower sales volumes ($5.0 million) and an increase in selling, general and administrative expenses (approximately $1.6 million) partially offset by decreased operating expenses attributable to revenues ($2.9 million). The net loss of approximately $1.5 million in 1998 represents an approximate $5.3 million decrease from net income of $3.8 million in 1997. This decrease in net income is due to the decreased operating income described above, an approximate $1.2 million increase in interest expense due primarily to the amortization of fees associated with 1998 amendments to the Registrant's debt agreements and a $0.5 million decrease in interest income as a result of a $10 million prepayment of the Registrants note receivable from Triarc Companies, Inc.